Law Offices
                                Steven L. Siskind
                          645 Fifth Avenue - Suite 403
                               New York, NY 10022
                                 (212) 750-2002

                             Via Fax (202) 942-9638

March 7, 2005

Mr. Jeffrey B. Werbitt
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Fast Eddie Racing Stables, Inc.
    Schedule 14f-1 filed on February 23, 2005
    File No. 005-80568
    Staff Comment Letter of March 2, 2005

Dear Mr. Werbitt,

I am counsel to Fast Eddie Racing Stables, Inc. (the "Registrant"). I am in receipt of the comments set forth in the Staff's letter, dated March 2, 2005 (the "Letter"), to Glenn A. Little with respect to the Schedule 14f-1 filed on February 23, 2005 by the Registrant. My responses are set forth below. Paragraph numbers correspond to the paragraph numbers of the Letter.

     1. I am supplementally advising the Staff that a shareholder vote by the Registrant's shareholders is not required in this transaction under Florida law. The parties to the merger, the consent of whose shareholders is a condition to merger effectiveness, are FERS Acquisition Corp., Delaware corporation that is a newly-formed wholly-owned subsidiary of the Registrant, and Duncan Capital Financial Group, Inc., a Delaware corporation that is a non-reporting entity.

     2, 3, 4: I note the Staff's comments with respect to future filings, which will be addressed as required by applicable regulations.

As requested by the Staff, this shall confirm, on behalf of the Registrant, the Registrant's acknowledgment that:

          the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

Securities and Exchange Commission
March 7, 2005
Page 2 of 2


          Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please direct any questions to me at (212) 750-2002. My fax number is (212) 838-7982.

Very truly yours,


/s/ Steven L. Siskind
-----------------------------


SLS/as
cc: Mr. Glenn A. Little